UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pretium Packaging, L.L.C.
Pretium Finance, Inc.

File No. 333-176592 - CF#27437

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Pretium Packaging, L.L.C. and Pretium Finance, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on August 31, 2011.

Based on representations by Pretium Packaging, L.L.C. and Pretium Finance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through April 1, 2016
Exhibit 10.5	through April 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel